November 16, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Lulu Cheng

Re:	WisdomTree Bitcoin Trust
File No. 333-254134
S-1 Filing

Dear Ms. Cheng:

WisdomTree Bitcoin Trust (the “Trust”) is hereby filing pre-effective amendment No. 3 to the Trust’s Registration Statement on Form S-1 under the Securities Act of 1933, as amended (the “Amendment”). The purpose of the Amendment is to: (i) incorporate comments received from the Staff of the U.S. Securities and Exchange Commission on September 29, 2023, regarding the Trust’s Pre-Effective Amendment No. 2, filed on June 20, 2023; and (ii) incorporate other applicable disclosure updates.

Please feel free to contact me at 917-267-3721 with any questions or comments with respect to this filing.

Sincerely,

/s/Ryan Louvar
Ryan Louvar, Esq.

cc:	Todd Zerega Esq. (Perkins Coie LLP)
Robert Kim, Esq. (Perkins Coie LLP)